UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Wavecom S.A.
(Name of Subject Company (Issuer))
Sierra Wireless France SAS
(Offeror)
an indirect wholly-owned subsidiary of
Sierra Wireless, Inc.
(Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Ordinary Shares, nominal value €1 each
and
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

Ordinary Shares (FR0000073066)
American Depositary Shares (943531103)
(CUSIP Number of Class of Securities)
David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, BC V6V 3A4
+1 (604) 231-1100
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)
With copies to:

Scott Sonnenblick	Jocelyn Kelley
Linklaters LLP	Blake, Cassels & Graydon LLP
1345 Avenue of the Americas	595 Burrard Street
New York, NY 10105	P.O. Box 49314
+1 (212) 903-9000	Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
+1 (604) 631-3300
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
U.S.$59,745,021	U.S.$2,348

(1)	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €8.50 for each of the 579,559 ADSs outstanding as of January 5, 2009; (y) €8.50 for each of the 2,849,134 Shares estimated to be held by U.S. holders as of December 15, 2008 within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (z) €31.93 plus unpaid accrued interest for each of the 462,939 OCEANEs estimated to be held by U.S. holders as of December 15, 2008; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on January 5, 2009 of $1.36 for one euro). The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 18% of the 15,828,524 outstanding Shares, as of December 15, 2008, and 18% of the 2,571,884 outstanding OCEANEs, as of December 15, 2008, are each held by U.S. holders and that, for purposes of calculating the amount of unpaid accrued interest only, settlement for the OCEANEs will occur on March 5, 2009.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 6 for the fiscal year 2009, equals U.S.$39.30 per U.S.$1,000,000 of transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information required by Schedule 13E-3
SIGNATURE
EX-99.A.1.I: U.S. OFFER TO PURCHASE
EX-99.A.1.II: FORM OF ADS LETTER OF TRANSMITTAL
EX-99.A.1.III: FORM OF BROKER DEALER LETTER
EX-99.A.1.IV: FORM OF CLIENT LETTER
EX-99.A.1.V: FORM OF FORM OF ACCEPTANCE FOR SHARES
EX-99.A.1.VI: FORM OF BROKER DEALER LETTER
EX-99.A.1.VII: FORM OF CLIENT LETTER
EX-99.A.1.VIII: FORM OF FORM OF ACCEPTANCE FOR OCEANEs
EX-99.A.1.IX: FORM OF BROKER DEALER LETTER
EX-99.A.1.X: FORM OF CLIENT LETTER
EX-99.A.1.XI: W-9
EX-99.A.XII: SUMMARY ADVERTISEMENT
EX-99.B.I: CREDIT AGREEMENT
EX-99.D.I: MEMORANDUM OF UNDERSTANDING
EX-99.D.II: CONFIDENTIALITY AGREEMENT
EX-99.D.III: UNDERTAKING TO TENDER
EX-99.D.IV: UNDERTAKING TO TENDER

          This Tender Offer Statement filed under cover of Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Sierra Wireless France SAS, a société par actions simplifiée organized under the laws of France (“Purchaser”), and an indirect wholly-owned subsidiary of Sierra Wireless, Inc., a Canadian corporation (“Parent”), to acquire for cash all outstanding ordinary shares of Wavecom S.A., a société anonyme organized under the laws of France (“Wavecom”), nominal value €1.00 (“Shares”), including any dividends payable, all Wavecom Shares represented by American Depositary Shares (“ADSs”), and all Wavecom bonds convertible and/or exchangeable for newly issued or existing Shares by option (obligations à options de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer” or “this Offer”) and in France (the “French Offer” and, together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to acquire all outstanding Shares and OCEANEs held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), as well as all outstanding ADSs held by holders wherever located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated January 8, 2009 (the “U.S. Offer to Purchase”), the ADS letter of transmittal and the forms of acceptance for Shares and OCEANEs (the “Forms of Acceptance”), copies of which are attached hereto as Exhibit (a)(1)(i), Exhibit (a)(1)(ii), Exhibit (a)(1)(v) and Exhibit (a)(1)(viii), respectively. This Schedule TO is being filed on behalf of Parent and Purchaser.
Item 1. Summary Term Sheet.
          The information set forth in the section of the U.S. Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The information set forth in the section of the U.S. Offer to Purchase entitled “THE TENDER OFFER—5. Certain Information Regarding Wavecom” is incorporated herein by reference.
     (b) The information set forth in the section of the U.S. Offer to Purchase entitled “INTRODUCTION” is incorporated herein by reference.
     (c) The information set forth in the section in the U.S. Offer to Purchase entitled “THE TENDER OFFER—7. Price Range of Shares, OCEANEs and ADSs; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) through (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the U.S. Offer to Purchase entitled “THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser” and in Schedule A to the U.S. Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information set forth in the U.S. Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the sections of the U.S. Offer to Purchase entitled “THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser,” “THE TENDER OFFER—10. Background of the Offers; Contacts with Wavecom” and “THE TENDER OFFER—13. Certain Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.

     The information set forth in the sections of the U.S. Offer to Purchase entitled “THE TENDER OFFER—11. Purpose of the Offers and Plans for Wavecom,” “THE TENDER OFFER—12. Certain Effects of the Offers” and “THE TENDER OFFER—14. Dividends and Distributions” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the section of the U.S. Offer to Purchase entitled “THE TENDER OFFER—9. Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the sections of the U.S. Offer to Purchase entitled “THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser” and “THE TENDER OFFER—13. Certain Agreements” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in the section of the U.S. Offer to Purchase entitled “THE TENDER OFFER—17. Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the U.S. Offer to Purchase entitled “THE TENDER OFFER—8. Certain Information Regarding Parent and Purchaser,” “THE TENDER OFFER—10. Background of the Offers; Contacts with Wavecom,” “THE TENDER OFFER—11. Purpose of the Offers and Plans for Wavecom” and “THE TENDER OFFER—13. Certain Agreements” is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the U.S. Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” “THE TENDER OFFER—11. Purpose of the Offers and Plans for Wavecom,” “THE TENDER OFFER—15. Certain Conditions to the Offers; Withdrawal of the Offers” and “THE TENDER OFFER—16. Required Regulatory Approvals; Certain Legal Matters” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the U.S. Offer to Purchase entitled “THE TENDER OFFER—15. Certain Conditions to the Offers; Withdrawal of the Offers” and “THE TENDER OFFER—16. Required Regulatory Approvals; Certain Legal Matters” is incorporated herein by reference.
     (a)(4) The information set forth in the section of the U.S. Offer to Purchase entitled “THE TENDER OFFER—12. Certain Effects of the Offers” is incorporated herein by reference.
     (a)(5) None.
     (b) The information set forth in the U.S. Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(i)	U.S. Offer to Purchase dated January 8, 2009.

(a)(1)(ii)	Form of ADS letter of transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(v)	Form of form of acceptance for Shares.

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).

(a)(1)(viii)	Form of form of acceptance for OCEANEs.

(a)(1)(ix)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).

(a)(1)(x)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).

(a)(1)(xi)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(1)(xii)	Summary Advertisement as published in The New York Times on January 8, 2009.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)(i)	Credit Agreement by and among Parent, Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, TD Securities, and CIBC World Markets, dated December 1, 2008.

(d)(i)	Memorandum of Understanding between Parent and Wavecom, dated December 1, 2008.

(d)(ii)	Confidentiality Agreement between Parent and Wavecom, dated October 24, 2008.

(d)(iii)	Undertaking to tender between Parent and Michel Alard, dated December 1, 2008.

(d)(iv)	Undertaking to tender between Parent and Aram Hékimian, dated December 1, 2008.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sierra Wireless France SAS
By	/s/ Luc Faucher
	Name:	Luc Faucher
	Title:	President
Date: January 8, 2009

Sierra Wireless, Inc.
By	/s/ David G. McLennan
	Name:	David G. McLennan
	Title:	Chief Financial Officer
Date: January 8, 2009

Exhibit	Exhibit Name
(a)(1)(i)	U.S. Offer to Purchase dated January 8, 2009.

(a)(1)(ii)	Form of ADS letter of transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).

(a)(1)(v)	Form of form of acceptance for Shares.

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares).

(a)(1)(viii)	Form of form of acceptance for OCEANEs.

(a)(1)(ix)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).

(a)(1)(x)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs).

(a)(1)(xi)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(1)(xii)	Summary Advertisement as published in The New York Times on January 8, 2009.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Credit Agreement by and among Parent, Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, TD Securities, and CIBC World Markets, dated December 1, 2008.

(d)(i)	Memorandum of Understanding between Parent and Wavecom, dated December 1, 2008.

(d)(ii)	Confidentiality Agreement between Parent and Wavecom, dated October 24, 2008.

(d)(iii)	Undertaking to tender between Parent and Michel Alard, dated December 1, 2008.

(d)(iv)	Undertaking to tender between Parent and Aram Hékimian, dated December 1, 2008.

(g)	Not applicable.

(h)	Not applicable.